Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	Twenty-six Weeks Ended		Fiscal Year Ended
	Nov. 23, 2003	Nov. 24, 2002	May 25, 2003	May 26, 2002	May 27, 2001	May 28, 2000	May 30, 1999
Ratio of Earnings
to Fixed Charges	3.78	3.18	3.24	2.50	5.29	6.25	6.67

For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations, plus pretax earnings or losses of joint ventures plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents of continuing operations.

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